STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

September 4, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Karen L. Rossotto and Jeff Long

Re:          Dreyfus Investment Funds (811-04813; 333-182937)
Dreyfus Investment Grade Funds, Inc. (File Nos.: 811-06718; 333-182885)
Registration Statements on Form N-14

Ladies and Gentlemen:

Transmitted for filing pursuant to Rule 497 under the Securities Act of 1933, as amended, are definitive versions of the prospectus/proxy statement (each, a “Prospectus/Proxy”) and statement of additional information (“SAI”) of each of the above-referenced Registrants.  Each filing is marked to show changes from the versions of the Prospectus/Proxy and SAI filed as part of the Registrants’ Registration Statements on Form N-14 (each, a “Registration Statement”) filed on July 27 or 30, 2012, which consist primarily of changes made in response to comments given telephonically by Karen L. Rossotto and Jeff Long of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Nicole M. Runyan of Stroock & Stroock & Lavan LLP on August 27, 2012.  As to each Registrant, as indicated, set forth below are the Staff’s comments and the Registrant’s responses thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the relevant Registration Statement.  Each Registrant’s Tandy representation was filed with its Registration Statement.

GENERAL

1.	Staff Comment. For each Registration Statement, please review and revise, as appropriate, the following statements throughout the Prospectus/Proxy to avoid the potential for shareholder confusion:

•
“generally better performance record…”  We note that, in each Registration Statement, the Acquiring Fund has, at different points in the last ten years, over and underperformed the Fund.  Please supplementally confirm why it is appropriate to include this statement in the Prospectus/Proxy Statement or revise the disclosure as necessary.

•	“substantially larger combined fund…” Please add disclosure, where appropriate, to the Prospectus/Proxy explaining why a larger fund could provide benefits to the Fund’s shareholders.

•
“more efficient portfolio management…”  Please add disclosure, where appropriate, to the Prospectus/Proxy explaining how the Reorganization results in more efficient portfolio management and how that could benefit Fund shareholders.

•
“eliminate the duplication of resources and costs associated with marketing and servicing the funds as separate entities…”  Please add disclosure, where appropriate, to the Prospectus/Proxy explaining how Fund shareholders could benefit from these cost reductions, as they currently do not pay for any marketing or servicing of the Acquiring Fund.

Response.  As discussed with the Staff, we have reviewed those statements, which occur throughout each Prospectus/Proxy Statement.  We have revised, in part, the disclosure in the sections “Questions and Answers” and “Reasons for the Reorganization” to address the comments of the Staff.  Of note:

•
Performance Record.  With respect to the Registration Statement for Dreyfus Investment Funds, we note that over the last ten calendar years, the Acquiring Fund outperformed the Fund in seven of those ten years, and the Acquiring Fund's average annual total returns were better than those of the Fund for each of the 1-, 5- and 10-year periods.  As such, we believe the statement “generally better performance record” is appropriate and do not believe it is necessary to revise that disclosure.  With respect to the Registration Statement for Dreyfus Investment Grade Funds, Inc., the Acquiring Fund outperformed the Fund in five of the last ten calendar years, and the Acquiring Fund's average annual total returns were better than those of the Fund for each of the 1-, 5- and 10-year periods.  As such, we have revised the disclosure to clarify the periods in which the Acquiring Fund has outperformed the Fund.

•
Anticipated Cost Reductions.  With respect to the Staff’s comments on the other anticipated benefits to Fund shareholders (larger combined fund, more efficient portfolio management, resource savings and cost reductions), we believe that those benefits to Fund shareholders are generally derived from the benefits that can occur from having a substantially larger combined fund, including spreading fixed costs across a larger asset base, permitting fund management to more efficiently manage the combined fund’s portfolio through various measures, including trade orders and executions, and also permitting the combined fund’s service providers—including Dreyfus—to operate and service a single fund (and its shareholders), instead of having to operate and service multiple funds with similar shareholder bases.  Disclosure to this effect has been added to the Prospectus/Proxy Statement.

2.
Staff Comment.  For each Registration Statement, please review and revise, as appropriate, the disclosure in the sections entitled “Questions and Answers,” “Summary—Goal and Approach” and “Summary—Investment Risks” to (i) highlight differences in principal investment strategies (and related risks) between the Fund and the Acquiring Fund; (ii) explicitly state which investment risks are applicable to both the Fund and the Acquiring Fund and which investment risks are more/less applicable to a particular fund.

Response.  The disclosure in each section cited by the Staff, as well as related disclosure elsewhere in each Prospectus/Proxy Statement has been reviewed to give additional consideration to highlighting the differences in the principal investment strategies employed by each Fund and the related Acquiring Fund.  Where appropriate, such disclosure has been revised to be more comparative or additional disclosure has been added.  We also believe that the discussion of the principal and secondary investment risks of investing in each Fund and the related Acquiring Fund are fully consistent with the comparative disclosure about the funds’ investment strategies.

Dreyfus Investment Funds

3.
Staff Comment.  Please confirm whether the Fund has offered multiple share classes and, if so, whether those share classes were consolidated into the single existing share class—Class I shares—in connection with the proposed Reorganization.

Response:  Since Dreyfus began advising the Fund in December 2008, the Fund has only offered a single share class to investors.  Until September 1, 2009, that share class was an unclassified share class.  As of that date, the Fund classified all of its issued and unissued shares of beneficial interest as Class I shares of the Fund.  The Fund has not altered its share class offerings in connection with the Reorganization.

4.
Staff Comment.  Please review the disclosure in the sections entitled “Questions and Answers” and “Summary—Goal and Approach” and confirm that (i) the limitation to investing 7% of each of the Fund’s and the Acquiring Fund’s assets in any single emerging market country is correct and that (ii) there are no material differences between the restrictions on the dollar-weighted average maturity or average effective duration of either fund’s portfolio or on the maturities or durations of the individual fixed-income securities the Acquiring Fund or the Fund may purchase.

Response.  The requested disclosure has been reviewed and confirmed to be correct.  In addition, there are no material differences between the restrictions on the dollar-weighted average maturity or average effective duration of either fund’s portfolio or on the maturities or durations of the individual fixed-income securities the Acquiring Fund or the Fund may purchase, which is already disclosed in the Prospectus/Proxy Statement.

Dreyfus Investment Grade Funds, Inc.

5.
Staff Comment.  Please consider removing the term “substantially” from “substantially similar investment goals…” throughout the Prospectus/Proxy Statement, as we believe, given the differences in investment objectives and principal investment strategies, the Fund and the Acquiring Fund may not always have substantially similar investment goals (italics added).

Response.  The funds believe that the wording is appropriate, as the phrase “substantially similar investment goals” relates to the investment goals of the funds’ shareholders, not the funds’ investment objectives (which are similar) and investment management policies (which are substantially similar).  As such, the funds respectfully request that this comment be waived.

6.
Staff Comment.  Please review the disclosure in the sections entitled “Questions and Answers” and “Summary—Goal and Approach” and, as appropriate, clarify any differences between the ability of the Fund and the Acquiring Fund to invest in (i) foreign issuers and (ii) non-hedged securities denominated in foreign currencies.  In addition, if necessary, please disclose any differences in the requirements surrounding the funds’ portfolio durations.

Response.  The requested disclosure has been reviewed and revised, as appropriate to clarify any differences between the ability of the Fund and the Acquiring Fund to invest in (i) foreign issuers and (ii) non-hedged securities denominated in foreign currencies.  There is no restriction on the average effective duration of the Fund’s portfolio, while the average effective duration of the Acquiring Fund’s portfolio ranges between 3 and 8 years.  This comparative information is already disclosed in the “Questions and Answers” and “Summary—Goal and Approach” sections of the Prospectus/Proxy Statement.

7.
Staff Comment.  Please update the average effective maturity, duration and credit quality ratings data provided for the Fund and the Acquiring Fund to a more recent date (currently, the data is as of April 30, 2012).

Response.  The requested change has been made.  In the sections entitled “Questions and Answers” and “Summary—Goal and Approach,” that data is provided as of July 31, 2012.

Questions and Answers

8.
Staff Comment.  For each Registration Statement, please review the disclosure in the “Questions and Answers” section discussing the tax consequences of the proposed Reorganization on the Fund and the Acquiring Fund and, to the extent necessary, disclose any anticipated sales of the funds’ portfolio securities in connection with the Reorganization, along with an estimate of the dollar amounts and per share effect of any capital gains that are expected to result from these sales and the dollar amount of transaction costs.

Response.  As disclosed in each Prospectus/Proxy Statement and each set of Pro Forma Financial Statements, neither of the Funds will be forced to reposition its portfolio holdings if the Fund’s shareholders approve the relevant Reorganization.  In addition, it is not anticipated that portfolio securities currently held by either Acquiring Fund will be sold in connection with the relevant Reorganization—either before a Reorganization (by the Fund or the Acquiring Fund) or after a Reorganization (by the combined fund).  As such, as discussed with the Staff, we do not believe it is necessary or appropriate to add such disclosure to this section and request that the comment be waived.

Dreyfus Investment Grade Funds, Inc.

9.
Staff Comment.  In the answer to “Will the Proposed Reorganization Result in a Higher Management Fee or Higher Total Fund Expenses,” please affirmatively state that the Reorganization will result in Fund shareholders paying a higher management fee (0.45%) as shareholders of the Acquiring Fund than they currently pay as shareholders of the Fund (0.40% under a breakpoint fee schedule).

Response:  The requested change has been made.  Please note, the Fund is subject to both a management fee and an administrative fee, both of which have a breakpoint schedule, while the Acquiring Fund is only subject to a management fee.  As a result, Fund shareholders—based on the breakpoint schedule—currently pay an aggregated annual rate of 0.46% of the Fund’s average daily net assets for advisory and administrative services that will be provided under the Acquiring Fund’s management agreement at  the annual rate of 0.45% of the Acquiring Fund’s average daily net assets.

SUMMARY

Goal and Approach; Investment Risks

10.
Staff Comment.  For each Registration Statement, please supplementally confirm that the disclosure about the derivative instruments (and their related risks) used by the Fund and the Acquiring Fund is sufficient in light of recent Commission guidance.

Response.  As discussed with the Staff, the disclosure about the derivative instruments (and their related risks) used by the Funds and the Acquiring Funds is taken from the funds’ current prospectuses filed with, and subject to review by, the Commission.  As such, the funds do not believe it is necessary or appropriate to add additional disclosure about their use of derivative instruments to the Prospectus/Proxy Statements.

Fees and Expenses Table; Expense Example

11.
Staff Comment.  For each Registration Statement, please add the narrative introductory paragraph to the Fee Table in Item 3 of Form N-1A or, alternatively, supplementally explain to the Staff why such disclosure is not required.

Response.  Item 3 of Form N-14 requires the inclusion of a fee table that meets the requirements of Item 3 of Form N-1A.  The Fee Table in each Prospectus/Proxy satisfies Item 3 of Form N-1A.  The funds do not believe it is appropriate to include the narrative introductory paragraph in Item 3 of Form N-1A, which focuses on the availability of sale charge discounts across the fund complex, which are neither applicable to the share classes involved in either Reorganization nor appropriate in the context of a fund merger.

12.	Staff Comment. For each Registration Statement, please revise the introductory paragraph to the Expense Example to conform to the wording in Item 3 of Form N-1A.

Response.  The requested change has been made.  The sentence at issue has been revised to read as follows:  “The Example assumes that you invest $10,000 in the respective fund for the time periods indicated and then redeem all of your shares at the end of those periods.”  (italics added)

Dreyfus Investment Grade Funds, Inc.

13.
Staff Comment.  Please revise the introductory paragraph to the Fee Table to state that the Class I shares of the Acquiring Fund had a lower total annual expense ratio than the Class I shares of the Fund (and not the Fund generally).

Response.  The requested change has been made.

Dreyfus Investment Funds

14.
Staff Comment.  Please supplementally confirm whether the Fee Table line items “Other expenses” and “Total annual fund operating expenses” for the Fund reflect the expenses associated with the Reorganization.  If they do not, please review and revise the footnote to the Fee Table to clarify that such expenses are not reflected in the fee table.  Please also clarify whether the expenses of the Fund shown in the Expense Example reflect the expenses associated with the Reorganization and revise the disclosure accordingly.

Response.  As noted in the footnote to the Fee Table, the expenses associated with the Reorganization, which will be borne by the Fund in connection with the Reorganization, are not reflected in the Fund’s “Other expenses” (and, thus, would not be reflected in the Fund’s “Total annual fund operating expenses”).  The Expense Example has been clarified to be consistent with the footnote to the Fee Table.  As those expenses will be fully paid upon the consummation of the Reorganization, they are reflected in the expenses of the pro forma combined fund in both the Fee Table and Expense Example.  This adjustment is stated in the introductory paragraphs to both disclosure items.

Past Performance

15.
Staff Comment.  For each Registration Statement, please consider whether the statement that “[m]ore recent performance information may be available…” (italics added) should be revised to state affirmatively whether such information is or is not available.

Response.  The disclosure has been revised to state that updated performance information is available on Dreyfus’ website.

Dreyfus Investment Funds

16.
Staff Comment.  Please supplementally explain why two benchmarks—the Barclays Global Aggregate Index (Hedged) and the Barclays Global Aggregate Ex-U.S. Index (Hedged)—are provided in the total return charts for both the Fund and the Acquiring Fund.

Response.  The Barclays Global Aggregate Index (Hedged) is the primary performance benchmark of the Acquiring Fund and the Barclays Global Aggregate Ex-U.S. Index (Hedged) is the primary performance benchmark of the Fund.  The funds included both benchmarks in the total return charts to facilitate performance comparisons by the Fund’s shareholders.  We did, however, reverse the order of the benchmarks in the total returns chart for the Fund to provide that the Fund’s primary benchmark precedes the Acquiring Fund’s benchmark.

Purchase and Redemption Procedures

17.
Staff Comment.  For each Registration Statement, please review the disclosure under “Purchase Procedures” and “Redemption Procedures” and provide additional detail about those procedures, including any differences.

Response.  The requested disclosure has been reviewed and additional detail about those procedures, including any differences, has been added to the Prospectus/Proxy Statements.  The Registrants note that the Acquiring Funds’ prospectuses, which include all material information about the Acquiring Funds’ purchase and redemption procedures, are incorporated by reference into the relevant Prospectus/Proxy Statement and mailed to Fund shareholders along with the Prospectus/Proxy Statement.

INFORMATION ABOUT THE REORGANIZATION

18.
Staff Comment.  For each Registration Statement, please supplementally explain the paragraph entitled “Temporary Suspension of Certain of each Fund’s Investment Restrictions.”  Please clarify what restrictions are being suspended in connection with the Reorganizations.

Response.  The only investment restriction that is being suspended in each Reorganization is the limitation on a Fund’s ability to invest in other investment companies in accordance with Section 12(d)(1) of the Investment Company Act of 1940, as amended.  The suspension of each Fund’s investment restriction is operationally necessary in order to effect the Reorganizations.  As disclosed in each Prospectus/Proxy, this does not affect the Acquiring Fund’s investment restrictions and will not require either Fund to dispose of any of its portfolio securities in order to consummate the applicable Reorganization.

Dreyfus Investment Funds

19.
Staff Comment.  We note that, in addition to the benefits to the Fund and its shareholders, the Acquiring Fund and its shareholders also benefit (e.g., through an anticipated reduction in total annual operating expenses) from the Reorganization.  Please supplementally explain why it is appropriate to only have the Fund and its shareholders pay for the expenses associated with the Reorganization.

Response:  In preparing to recommend the Reorganization to the Board of Trustees (the “Board”) of both the Fund and the Acquiring Fund, management of the funds analyzed the potential benefits to shareholders of both funds.  As disclosed in the Prospectus/Proxy Statement, the Reorganization is estimated to result in a reduction of the total annual operating expenses of the Fund of approximately 11 basis points, while only reducing estimated total annual operating expenses of the Acquiring Fund by 2 basis points.  This expense reduction, along with the relevant facts and circumstances considered by the Board and disclosed in the Prospectus/Proxy, formed the basis for the Board to conclude that the Reorganization is in the best interests of both the Fund and the Acquiring Fund and that the interests of the shareholders of the Fund and the Acquiring Fund are not being diluted and approve the Reorganization (and recommend its approval by Fund shareholders), as proposed by fund management.

PRO FORMA FINANCIAL STATEMENTS

20.	Staff Comment. For each Registration Statement, please add an introductory paragraph to the Pro Forma Financial Statements in accordance with Section 11-02 of Regulation S-X.

Response.  The requested disclosure has been added.

Dreyfus Investment Funds

21.
Staff Comment.  Please revise the Pro Forma Schedule of Investments to adjust the net assets of the combined fund to reflect the costs of the Reorganization borne by the Fund, which are reflected in the net assets of the combined fund in the Pro Forma Statement of Assets and Liabilities.

Response.  The requested change has been made.  A line item adjustment of $112,000 has been added to the Pro Forma Schedule of Investments and the net assets of the combined fund have been adjusted to $341,140,806 (down from $341,252,806), which conforms to the net assets line item in the Pro Forma Statement of Assets and Liabilities.

22.
Staff Comment.  Please review the footnotes and related line item references in the “Adjustments” column in the Pro Forma Statement of Operations and remove the footnote references where appropriate (e.g., Interest expense).

Response.  The footnotes and related line item references in the “Adjustments” column in the Pro Forma Statement of Operations have been reviewed and extraneous footnote references have been deleted.

Should members of the Staff have any questions or comments, please contact me at 212.806.6443 or, in my absence, contact David Stephens at 212.806.6138.

Very truly yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

cc:           David Stephens
Jeff Prusnofsky